TSX/NYSE/PSE: MFC	SEHK: 945

US$ unless otherwise stated
For Immediate Release
February 24, 2017

Manulife Financial Corporation Completes U.S. Public Offering of Subordinated Notes

Toronto – Manulife Financial Corporation (NYSE: MFC) (the "Company") has completed today its previously announced public offering in the United States of $750 million aggregate principal amount of 4.061% subordinated notes due 2032.

The notes were issued pursuant to a prospectus supplement, dated February 21, 2017, to the Company's registration statement declared effective by the Securities and Exchange Commission (the "SEC") on December 18, 2015. Details of the offering are set out in the prospectus supplement, which is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for the offering.

About Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. At the end of 2016, we had C$977 billion ($728 billion) in assets under management and administration, and in the previous 12 months we made almost C$26 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com